SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                SCHEDULE 13D
                               (RULE 13D-101)

               UNITED STATES SECURITIES EXCHANGE ACT OF 1934
         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(A)

                             (AMENDMENT NO. 2)

                        VESTA INSURANCE GROUP, INC.
                              (NAME OF ISSUER)

                        COMMON STOCK, $.01 PAR VALUE
                       (TITLE OF CLASS OF SECURITIES)

                                 925391104
                               (CUSIP NUMBER)

                              JAMES A. TAYLOR
                      BIRMINGHAM INVESTMENT GROUP, LLC
                            17 NORTH 20TH STREET
                         BIRMINGHAM, ALABAMA 35203
                               (205) 327-3500

               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               JUNE 19, 2000
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box |_| .

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



CUSIP NO. 925391104                    13D            PAGE 2 OF 4 PAGES
         -----------


  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BIRMINGHAM INVESTMENT GROUP, LLC

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                    (b) |_|

  3   SEC USE ONLY

  4   SOURCE OF FUNDS

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              |_|

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

  NUMBER OF      7     SOLE VOTING POWER           -5,900,000-
   SHARES        8     SHARED VOTING POWER              - 0 -
BENEFICIALLY     9     SOLE DISPOSITIVE POWER      -5,900,000-
  OWNED BY       10    SHARED DISPOSITIVE POWER         - 0 -
    EACH
  REPORTING
 PERSON WITH

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -5,900,000-

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      NOT APPLICABLE                                                       |_|

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      28.1% OF THE OUTSTANDING SHARES OF COMMON STOCK OF THE ISSUER BASED UPON 18,852,832 SHARES OF COMMON STOCK REPORTED OUTSTANDING AS OF MAY 10, 2000 IN THE ISSUER'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2000 WHICH WAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2000, ASSUMING CONVERSION OF THE 2,950,000 SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK BENEFICIALLY OWNED BY THE REPORTING PERSON INTO 5,900,000 SHARES OF COMMON STOCK, AS ADJUSTED PRO FORMA FOR THE ISSUER'S REPURCHASE OF 3,750,000 SHARES OF COMMON STOCK AS DISCUSSED IN ITEM 4 HEREOF.

 14   TYPE OF REPORTING PERSON

      OO (LIMITED LIABILITY COMPANY)



CUSIP NO. 925391104                    13D            PAGE 3 OF 4 PAGES
         ---------------

ITEM 4.   PURPOSE OF THE TRANSACTION.

      Item 4 is hereby supplemented as follows:

      On June 19, 2000, pursuant to a pre-existing right of first refusal, the Issuer purchased the 3,750,000 shares of its Common Stock that the Reporting Person had agreed to purchase from Torchmark as reported in Amendment No. 1 to this Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is hereby amended and now reads as follows:

      (a) The Reporting Person has the right to acquire 5,900,000 shares of Common Stock which are issuable upon conversion of the Series A Convertible Preferred Stock of the Issuer held by the Reporting Person or approximately 28.1% of the outstanding shares of Common Stock of the Issuer based upon the number of shares of Common Stock reported outstanding as of May 10, 2000 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000 which was filed with the Securities and Exchange Commission on May 15, 2000, as adjusted to reflect the Issuer's repurchase of 3,750,000 shares of its Common Stock as disclosed in Item 4 hereof.

      (b) The Reporting Person has the sole power to vote and the sole power to dispose of the shares.

      (c) Except as otherwise reported, there have been no transactions regarding the shares of Common Stock or the Series A Convertible Preferred Stock of the Issuer effected during the past sixty days, directly or indirectly, by the Reporting Person or the Manager of the Reporting Person.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     June 20, 2000


                                          BIRMINGHAM INVESTMENT GROUP, LLC


                                          By: /s/ James A. Taylor
                                              -------------------------
                                              James A. Taylor, Manager